                                                                       EXHIBIT 1

                 INDIGO REPORTS THIRD QUARTER FINANCIAL RESULTS

          REVENUES OF $44.1 MILLION A RECORD LEVEL FOR A THIRD QUARTER

         MAASTRICHT, THE NETHERLANDS, NOVEMBER 06, 2001 - INDIGO N.V. (NASDAQ:
INDG), a leader in digital color printing, today reported financial results for the third quarter ended September 30, 2001. Third quarter revenues were $44.1 million, up 14 percent from the $38.7 million reported for the third quarter of 2000. Revenues were the highest ever reported by the company for a third quarter and follow a similar record profile achieved during the second quarter of this year. Revenue growth would have been 16 percent before the negative impact of currency conversion.

  Third quarter unit shipments were also at an all-time high for a third quarter, increasing by more than 20 percent over the third quarter of 2000, with the newest Indigo press, the Platinum, which was introduced in July 2001, making up nearly half of the units shipped. Revenue from equipment sales increased 14 percent to $23.7 million, compared with $20.8 million in the third quarter of last year. Equipment gross margins in the quarter were 28 percent compared with 45 percent in the same quarter last year, primarily due to the product mix, the increased contribution of lower-margin sales to distributors and OEMs in the sales mix, and price reductions in the USA.

  Post-sales revenues, including consumables and service, were $20.3 million in the third quarter of 2001, a 14 percent increase compared with the third quarter of 2000. A 24 percent increase in the number of pages printed by Indigo customers worldwide was offset by lower service and consumables pricing and a negative impact from currency conversion. Post-sales gross margin was $10.0 million, or 49 percent of post-sales revenues. The lower than expected post-sales gross margin is a result of a larger percentage of pages being printed on UltraStreams and a lower margin from UltraStream Series Two imaging products, compared with the more mature Series One imaging products.

  "We are pleased with Indigo's performance in the third quarter, despite the weak economic climate," said Benny Landa, Indigo's chairman and chief executive officer. "The slow-down in the economy was clearly evident at the Print '01 show with lower attendance and generally less activity than usual. By way of contrast, we were pleased with the acceptance at the show of our newest product offering - the Platinum - which made up almost half of our units shipped in the quarter. This is a clear indication that this product should be a strong contributor to our performance going forward." Landa added, "We are excited about the HP acquisition of Indigo and the potential new opportunities this combination will yield. Both Indigo and HP teams are working diligently to meet all regulatory requirements to close this transaction, which was announced on September 6, 2001, as soon as possible."

  Indigo's net loss for the quarter was $7.0 million, compared with a net loss of $2.4 million for the third quarter of 2000, impacted by the decrease in gross margin as well as by expenses associated with the HP transaction, and with the Print'01 exhibition, and an increase in the bad debt reserve. Loss per common share was $0.06, compared with a loss per common share of $0.03 in the third quarter of 2000 (excluding $61.6 million, or $0.78 per share, in dividends and conversion inducements on preferred shares).

  Third quarter net research and development (R&D) expenses were $3.8 million, a 28 percent decrease compared with the third quarter of last year. Gross R&D expenses of $7.0 million were up 13 percent compared to the third quarter of 2000. Sales, general and administrative (SG&A) expenses increased 28 percent to $20.9 million from $16.3 million in the third quarter of 2000. General and administrative expenses, excluding a $1 million increase in the bad debt reserve, and $1.5 million related to the HP deal, were up slightly compared to the comparable quarter last year. Sales expenses increased due to the growth of Indigo's direct sales force. Marketing expenses were up as there were no major shows during the third quarter of last year, while this year's third quarter marketing expenses include approximately $2 million for the Print '01 exhibition which took place in Chicago in September 2001.

  Indigo's Chief Financial Officer, Alon Bar-Shany, commented, "This is the 17th quarter in a row that our operating revenues have grown compared to the same quarter in the previous year, though at a rate more modest than that achieved in the last several quarters. Through the first nine months, revenue has grown 17 percent year over year, very close to our guidance. However, there is less visibility for revenue growth in the fourth quarter, given the weak economic conditions."

  Mr. Bar-Shany added, "We ended the quarter with a strong balance sheet, including $77 million in cash and investments, and $18 million in short-term utilization of our credit lines. The increased bad debt reserve reflects the slowdown in some of our customers' business due to the weak economy."

 --------------------

  Indigo N.V. (www.indigonet.com) is a leader in digital color printing systems. Indigo's Digital Offset Color technology combines the quality of ink-based offset printing with the performance advantages of electronic imaging. Its products, including its proprietary ElectroInk, provide solutions for the commercial, industrial and photographic printing markets. Indigo is headquartered in The Netherlands, with R&D and manufacturing operations in Israel. Indigo is a Hewlett-Packard (NYSE: HWP) affiliated company.

  Indigo, Digital Offset Color, Platinum, UltraStream, and ElectroInk are trademarks or registered trademarks of Indigo N.V.

  This news release contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove incorrect, could cause the results of Indigo and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including any projections of earnings, revenues, or other financial items; any statements of the plans, strategies, and objectives of management for future operations or transactions; any statements concerning proposed new products, services, or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company's accounting policies, and (7) the other risk factors detailed in the Company's filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

CONTACTS:

MICHAEL KING               INDIGO AMERICA INC.      TEL.  +781-937-7947
MKING@INDIGOUSA.COM        VISIT INDIGO ON THE WEB @ WWW.INDIGONET.COM

                          INDIGO N.V. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
        (In Thousands and in U.S. Dollars, except loss per Common Share)
                                   (unaudited)

                                                               THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                                  SEPTEMBER 30                          SEPTEMBER 30
                                                             ---------------------------         ---------------------------
                                                                2001              2000              2001              2000
Revenues:
     Equipment                                               $ 23,701           $ 20,816         $ 76,659          $ 64,831
     Post - sales                                              20,349             17,878           58,077            50,617
                                                             --------           --------         --------          --------
         Total revenues                                        44,050             38,694          134,736           115,448
                                                             --------           --------         --------          --------

Costs and expenses:
     Cost of equipment                                         16,982            *11,502           53,040           *39,575
     Cost of post - sales                                      10,337            * 7,663           27,522           *22,179
     Research and development, net                              3,831              5,314           13,044            14,487
     Selling, general and administrative                       20,933            *16,341           55,910           *51,111
                                                             --------           --------         --------          --------
         Total costs and expenses                              52,083             40,820          149,516           127,352
                                                             --------           --------         --------          --------

Operating loss                                               (8,033)            (2,126)           (14,780)          (11,904)
Interest and other income, net                                 1,065                219              2,450               206
                                                             --------           --------         --------          --------
    Loss before provision for income taxes                   (6,968)            (1,907)           (12,330)          (11,698)

Provision for income taxes                                        10                464               135               828
                                                             --------           --------         --------          --------
    Net loss before cumulative effect of an accounting
      change                                                 (6,978)            (2,371)           (12,465)          (12,526)
Cumulative effect, at beginning of year, of an
accounting change, net                                                                                               (1,935)
                                                             --------           --------         --------          --------

Net loss before dividend requirement                         (6,978)            (2,371)           (12,465)          (14,461)
Dividend on convertible preferred shares:
      Current                                                      -            (2,931)                  -           (8,793)
      Inducement regarding conversion of Series A
      Preferred Shares                                             -           (58,685)                  -          (58,685)
                                                             --------           --------         --------          --------
Net loss applicable  to common shares outstanding          $ (6,978)         $ (63,987)         $ (12,465)        $ (81,939)
                                                           ========          =========          =========         =========
Basic and diluted weighted average number of common
shares outstanding                                           110,269             79,312           110,418            78,816
                                                           ========          =========          =========         =========
Basic and diluted loss per common share before
cumulative effect of an accounting change, net              $ (0.06)           $ (0.81)          $ (0.11)          $ (1.01)
                                                           ========          =========          =========         =========
Basic and diluted loss per common share of cumulative
effect of an accounting change, net                                -                  -                   -        $ (0.03)
                                                           ========          =========          =========         =========
Basic and diluted loss per common share after
cumulative effect of an accounting change, net              $ (0.06)           $ (0.81)          $ (0.11)          $ (1.04)
                                                           ========          =========          =========         =========


* The Company reclassified the royalties to the Government of Israel, relating to research and development participation grants from Selling, general and administrative expenses to Cost of Goods Sold.

                          INDIGO N.V. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS

       (In thousands and in U.S. Dollars, except share par value amounts)

                                                                                         (unaudited)
                                                                                          SEPTEMBER       DECEMBER
                                                                                              30,            31,
                                                                                             2001           2000
                                                                                          ----------     ----------
ASSETS:

CURRENT ASSETS:

    Cash and cash equivalents                                                             $  18,845      $  47,458
    Restricted cash                                                                             101            330
    Short term deposits and marketable securities                                            48,482         47,255
    Accounts receivable:
             Trade, net of allowance for doubtful accounts                                   34,908         35,018
             Other                                                                            3,493          3,874
    Inventories                                                                              47,434         47,776
    Other current assets                                                                      2,496          2,222
                                                                                          ---------      ---------
       Total current assets                                                                 155,759        183,933
MARKETABLE SECURITIES, LONG TERM                                                              9,498             --
ACCOUNTS RECEIVABLE, LONG-TERM                                                                2,311          1,848
INVESTMENTS - AMOUNTS FUNDED FOR EMPLOYEE RIGHTS UPON RETIREMENT                              7,347          6,886
PROPERTY AND EQUIPMENT, net                                                                  25,991         23,021
OTHER ASSETS, net                                                                               819          1,092
                                                                                          ---------      ---------
       Total assets                                                                       $ 201,725      $ 216,780
                                                                                          =========      =========

                          LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:

    Accounts payable, trade                                                                  20,454         25,454
    Accrued Expenses                                                                         27,456         30,981
    Loans payable, short-term                                                                18,374          5,428
    Income taxes payable                                                                      1,359            906

    Deferred revenue                                                                          6,197          6,844
    Other current liabilities                                                                 3,208          5,769
                                                                                          ---------      ---------
       Total current liabilities                                                             77,048         75,382
    Liability for employee rights upon retirement                                            11,951         11,167
    Other liabilities                                                                         5,192          5,834
                                                                                          ---------      ---------
       Total liabilities                                                                     94,191         92,383
                                                                                          ---------      ---------



SHAREHOLDERS' EQUITY:

    Common shares, NLG 0.04 par value; 240,000 shares authorized; 113,790 and 113,182
    issued and outstanding on September 30, 2001 and December 31, 1999 respectively           2,282          2,273
             Additional paid-in capital                                                     549,494        547,978
             Accumulated deficit                                                           (418,251)      (405,786)
    Accumulated other comprehensive loss                                                        (77)           (68)
    Common shares held in treasury, at cost; 3,765 and 2,751 shares on
    September 30, 2001 and on December 31, 2000 respectively                                (25,914)       (20,000)
                                                                                          ---------      ---------
       Total shareholders' equity                                                           107,534        124,397
                                                                                          ---------      ---------
       Total liabilities and shareholders' equity                                         $ 201,725      $ 216,780
                                                                                          =========      =========